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                         MOTOR CARGO INDUSTRIES, INC.
                            845 WEST CENTER STREET
                          NORTH SALT LAKE, UTAH 84054
                                (801) 936-1111

                                                               October 31, 2001

Dear Shareholder:

   On behalf of the Board of Directors, I am pleased to inform you that on October 15, 2001, Motor Cargo Industries, Inc. entered into an Agreement and Plan of Merger with Union Pacific Corporation and Motor Merger Co., a wholly-owned subsidiary of Union Pacific, which provides for the acquisition of all of Motor Cargo's common stock. Under the terms of the merger agreement, Union Pacific has commenced an exchange offer for all outstanding shares of Motor Cargo common stock. In the exchange offer, Motor Cargo shareholders will have the right to elect to receive for each Motor Cargo share, (i) 0.26 of a share of Union Pacific common stock, (ii) $12.10 in cash, or (iii) a combination of both. Subject to successful completion of the offer, and satisfaction of certain conditions in the merger agreement, Motor Cargo will be merged with Motor Merger Co.

   If your shares are not exchanged in the offer, you will receive the $12.10 in cash, without interest, pursuant to the merger, the receipt of which may be delayed due to the possibility of a delay in completing the merger after completion of the offer. Shareholders who do not tender their shares of Motor Cargo common stock in the offer will not have a right to receive Union Pacific common stock in the merger.

   The Board of Directors of Motor Cargo has approved and adopted the Agreement and Plan of Merger, including the offer and the merger, and determined that the terms of the offer and the merger are advisable and are fair to and in the best interests of Motor Cargo shareholders. Accordingly, the Board of Directors of Motor Cargo recommends that all Motor Cargo shareholders accept the offer and tender their shares pursuant to the offer.

   In arriving at its recommendation, the Board of Directors of Motor Cargo gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion of Morgan Keegan & Company, Inc. to Motor Cargo's Board of Directors that the consideration of 0.26 of a share of Union Pacific common stock or $12.10 in cash, to be received by shareholders for each share of Motor Cargo common stock pursuant to the offer and the merger, is fair to shareholders from a financial point of view. The Schedule 14D-9 contains important information relating to the offer, and you are encouraged to read the Schedule 14D-9.

   In addition to the enclosed Schedule 14D-9, also enclosed are Union Pacific's exchange offer materials, dated October 31, 2001, including a Preliminary Prospectus and a Letter of Election and Transmittal to be used for tendering your shares in the offer and electing the consideration that you wish to receive. These documents state the terms and conditions of the offer and provide instructions on how to tender your shares and elect the type of consideration you wish to receive. We urge you to read these documents carefully.

   The management and directors of Motor Cargo thank you for the support you have given Motor Cargo over the years.

                                          On behalf of the Board of Directors,
                                          /s/ HAROLD R. TATE
                                          Harold R. Tate
                                          Chairman and Chief Executive Officer